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                                                                    Exhibit 99.8


                  [PLACE ON CHARTWELL LEISURE INC. LETTERHEAD]

                               February __, 1997


Dear Shareholder(s):

          Chartwell Leisure Inc., a Delaware corporation (the "Company"), is distributing transferable subscription rights ("Rights"), to holders of record at the close of business on February __, 1997 (the "Record Date") of its shares of common stock, par value $.01 per share (the "Common Stock"). The Rights entitle shareholders to subscribe for and purchase an aggregate of up to 2,413,356 shares of Common Stock (the "Rights Offering") at a cash price of $14.00 per share (the "Subscription Price"). Each shareholder will receive .23 Rights for each share of Common Stock held of record by such shareholder on the Record Date, and the aggregate number of Rights issued by the Company to each shareholder will be rounded up to the next whole number.

          Each Right will entitle the holder thereof (a "Rights Holder") to subscribe for and purchase at the Subscription Price one share of Common Stock (the "Basic Subscription Privilege"). Any Rights Holder who fully exercises the Basic Subscription Privilege is entitled to subscribe for and purchase additional shares of Common Stock that are not otherwise subscribed for by other Rights Holders pursuant to the exercise of the Basic Subscription Privilege, subject to proration and reduction by the Company under certain circumstances (the "Oversubscription Privilege"). A Rights Holder who fully exercises the Basic Subscription Privilege may purchase up to one additional share of Common Stock for each share purchased pursuant to the Basic Subscription Privilege. The number of Rights to which you are entitled is printed on the front of your Subscription Certificate. The Rights are freely transferable and will be quoted on the Nasdaq National Market under the trading symbol CHRTR. Any transfer of Rights will be deemed a transfer of both the Basic Subscription Privilege and the Oversubscription Privilege. If you desire, you may request the Subscription Agent, ChaseMellon Shareholder Securities, L.L.C., to attempt to sell your Rights, as more fully discussed in the enclosed Prospectus dated February __, 1997.

          Enclosed for your review is the Prospectus, a transferable Subscription Certificate and related documents concerning the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City Time, on March __, 1997, unless extended by the Company. Rights not exercised or sold by such time will no longer be exercisable and will have no value. Any questions or requests for assistance should be directed to ChaseMellon Shareholder Services, L.L.C., the Information Agent for the Rights Offering, at 1-800-414-2879.

          The Rights Offering is being made only pursuant to the Prospectus, which sets forth detailed information concerning the Company and the Rights Offering. Please read these enclosed materials carefully.



                              Sincerely,



                              Richard L. Fisher
                              Chairman of the Board and Chief Executive Officer